FARALLON RESOURCES LTD.
1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

INFORMATION CIRCULAR
as at October 9, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Farallon Resources Ltd. (“Farallon” or the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on November 8, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “Farallon”, “the Company”, “we” and “our” refer to Farallon Resources Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper form) and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Computershare at www.computershare.com/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The information in this section is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permits it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare will provide instructions for voting by either telephone or internet on the VIF itself. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

This information circular, with related material, is being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Common Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge will mail a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, you should enter your own name in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the “Board”) of the Company has fixed October 2, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed on the TSX. As of October 2, 2007, there were 289,705,318 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred shares. There are no Preferred shares issued and outstanding as at October 2, 2007.

To the knowledge of the directors and executive officers of the Company, the following person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at October 2, 2007 was:

          -      Acuity Investment Management – 35,834,000 Common shares or 12.4% of outstanding Common shares

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the election of directors at the next annual general meeting of the Company but are eligible for re-election.

The following table sets out the names of management’s nine nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at October 2, 2007.

Name, Position with the Company and Municipality of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled
David J. Copeland [2] Director Vancouver, British Columbia	Since December 1995	1,058,750

Name, Position with the Company and Municipality of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled
T. Barry Coughlan [3] Director Vancouver, British Columbia	Since March 1998	100,000
Terry A. Lyons [7] Director Vancouver, British Columbia	Since April 2007	Nil
Jeffrey R. Mason [4] Chief Financial Officer, Secretary and Director Vancouver, British Columbia	Since August 1994	390,000
Bill E. Stanley [8] Director West Vancouver, British Columbia	Since April 2007	Nil
Ronald W. Thiessen [5] Chairman of the Board and Director Vancouver, British Columbia	Since August 1994	804,900
Gordon D. Ulrich [9] Director St. Albert, Alberta	Since April 2007	Nil
Michael G. Weedon [10] Director West Vancouver, British Columbia	Since April 2007	20,000
J. Richard H. Whittington [6] President, Chief Executive Officer and Director West Vancouver, British Columbia	Since September 2004	309,000

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for or within the last five years.

2.	Mr. Copeland holds options to purchase 250,000 Shares at an exercise price of C$1.00 expiring on March 31, 2011 and 300,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.
3.	Mr. Coughlan holds options to purchase 250,000 Shares at an exercise price of C$1.00 expiring on March 31, 2011 and 300,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.
Mr. Coughlan also holds warrants to purchase 100,000 Shares at an exercise price of C$.60 expiring on November 17, 2008.
4.	Mr. Mason holds options to purchase 250,000 Shares at an exercise price of C$1.00 expiring on March 31, 2011 and 300,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.
5.	Mr. Thiessen holds options to purchase 250,000 Shares at an exercise price of C$1.00 expiring on March 31, 2011 and 300,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.
6.	Mr. Whittington holds options to purchase 700,000 Shares at an exercise price of C$1.00 expiring on March 31, 2011 and 450,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.
Mr. Whittington also holds warrants to purchase 250,000 Shares at an exercise price of C$0.60 expiring on November 17, 2008.
7.	Mr. Lyons holds options to purchase 300,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.
8.	Mr. Stanley holds options to purchase 300,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.
9.	Mr. Ulrich holds options to purchase 300,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.
10.	Mr. Weedon holds options to purchase 300,000 Shares at an exercise price of C$0.63 expiring on March 31, 2012.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for or within the last five years.

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Continental Minerals Corporation	Director	May 2006	December 2006
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present

Company	Positions Held	From	To
Tri-Gold Resources Corp. (formerly Tri- Alpha Investments Ltd.)	President and Director	June 1986	Present

TERRY LYONS, MBA, B.Sc. – Director

Terry Lyons brings over 34 years of business experience to the Board. Since completing a Bachelor of Applied Science in Civil Engineering and MBA degrees in the mid 1970’s, he has held a number of senior positions in industry. Mr. Lyons is currently non-executive Chairman of Northgate Minerals Corporation and a director and officer of several public corporations including Canaccord Capital Inc., Diamonds North Resources Ltd., Polaris Minerals Corporation, Skye Resources Inc. and the Vancouver Convention Centre Expansion Project Ltd., as well as several private corporations. He is a former Chairman of the Board of Westmin Resources Limited and was a director of the Battle Mountain Gold Company. An active member of the community, Mr. Lyons is a former Governor of the Olympic Foundation of Canada, past Chairman of the Mining Association of British Columbia, and a member of the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario.

Mr. Lyons is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
Canaccord Capital Inc.	Director	June 2004	Present
Columbia Goldfields Limited	Director	March 2007	Present
Diamonds North Resources Ltd.	Director	October 2004	Present
FT Capital Ltd.	Director	May 1990	Present
Sprott Resources Corp.	Director	June 2005	Present
Northgate Minerals Corporation	Chairman and Director	September 1993	Present
Polaris Minerals Corporation	Director	December 2005	Present
Skye Resources Inc.	Director	May 2006	Present
TTM Resources Inc.	Director	February 2004	Present
BC Pacific Capital Corporation	President and Director	May 1988	March 2007
Westfield Minerals Ltd.	President and Director	May 1993	December 2005
International Utility Structures Inc.	Director	March 1991	March 2005
Persona Inc.	Director	May 1991	July 2004

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touché. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	May 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Detour Gold Corporation	Chief Financial Officer/Secretary	July 2006	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	June 2007
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

BILL STANLEY, Retired P.Eng. – Director

Bill Stanley has had a 30-year career in the mining industry, encompassing both international and domestic assignments. A retired partner from Coopers & Lybrand Consulting (presently PricewaterhouseCoopers), he was the Director of Canadian and international mining practice for the firm. A long time active member of industry and community organizations, he is a Past President of the Canadian Institute of Mining and Metallurgy, and a past recipient of both the CIM Distinguished Service Medal, in recognition of his exceptional service to the industry, and the CIM Distinguished Lecturer Award. For the past 8 years Mr. Stanley has been Adjunct Professor at UBC’s Department of Mining Engineering. Mr. Stanley is also the founding Chairman of the Mining Suppliers, Contractors and Consultants Association of BC. He is a former Director of Westmin Resources Limited, Gibraltar Mines Ltd., Kensington Resources Ltd., Luscar Ltd. and Teck Corporation.

Mr. Stanley is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
Miramar Mining Corporation	Director	June 1995	Present
Shore Gold Inc.	Director	July 2005	May 2006

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	July 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

GORDON ULRICH, Retired P.Eng. – Director

Gordon Ulrich was with Luscar Ltd., a major energy company (coal mining and oil and gas development) based in western Canada for 23 years, culminating in his leadership of the company as President from 1990-2001. Under Mr. Ulrich's tenure, Luscar went public with a $500 million Initial Public Offering to form the Luscar Coal Income Fund, opened two new mines, and increased revenues two-fold to $700 million. Mr. Ulrich currently serves as a professional director of several corporate and community based organizations.

Mr. Ulrich is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
Blue Note Mining Inc.	Director	May 2007	Present
Forest Gate Resources Inc.	Director	June 2007	Present
Messina Minerals Inc.	Director	February 2007	Present

MICHAEL WEEDON, MBA, B.A. – Director

Michael Weedon is a business executive and financial analyst with experience in a variety of industrial sectors, including manufacturing, insurance, technology and mining. He began his career in 1976 as a financial analyst with BF Goodrich Company, rising to the position of VP finance and treasurer and director of BF Goodrich Canada Inc., shortly thereafter. Since that time, he has held management positions with Loewen Group Inc. (service sector), Sherritt Inc (mining sector), Epton Industries Inc (technology sector), and EPI Environmental Technologies Inc. He is currently the principal of Ascendez Advisory Services that provides business consulting, restructuring and corporate governance advice. Mr. Weedon is also a part-time instructor at the British Columbia Institute of Technology. Mr. Weedon has been a director of Farallon since April 2007 and is not a director of any other public companies.

DICK WHITTINGTON, P.Eng. – Director, President and Chief Executive Officer

Dick Whittington, P.Eng., appointed September 2004 as President and Chief Executive Officer of Farallon Resources Ltd., with the responsibility to guide the project through the advanced exploration and development stages. Mr. Whittington is a mining engineer, with a degree from the Royal School of Mines in the United Kingdom and more than 30 years of industry experience in the management and evaluation of major mining projects in Canada, Panama and Australia. He has been involved in all phases of mine evaluation and development, from exploration through to negotiating long-term contracts for mine products with customers in Asia, South America and Europe. As a mining executive, he has participated in a full spectrum of corporate activities, including numerous feasibility studies, several mergers and acquisitions, and major financings for mine developments. Mr. Whittington has been a director of Farallon since September 2004 and is not a director of any other public companies.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, P.O. Box 10426, Pacific Centre, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was filed on SEDAR at www.sedar.com with the Company’s Annual Information Form.

Composition of the Audit Committee

The members of the audit committee are Barry Coughlan, Bill Stanley and Michael Weedon.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. All of the audit committee members are considered independent in terms of MI52-110.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All of the audit committee members are financially literate as defined in MI52-110. Mr. Weedon is the designated “financial expert” as defined in MI52-110, by virtue of his work experience and his education, which includes a masters degree in business administration.

Relevant Education and Experience

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has made the recommendation to the board of directors to nominate KPMG for re-election as the Company’s auditor. The audit committee has not recommended any compensation to be paid to KPMG as auditor.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, have not provided any material non-audit services in the year ended June 30, 2007.

Pre-Approval Policies and Procedures for Non-Audit Services

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Year ended June 30, 2007	Year ended June 30, 2006
Audit Fees (1)	C$ 129,950	C$ 141,000
Audit-Related Fees (2)	–	–
Tax Fees (3)	–	4,250
All Other Fees (4)	–	–
Total	C$ 129,950	C$ 145,250

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and, if necessary, quarterly reviews of the Company have consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has not adopted a formal mandate but understands that its role is to (i) assume responsibility for the overall stewardship and development of the corporation and monitoring of its business decisions, (ii) identification of the principal risks and opportunities of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks, (iii) ethical management and succession planning, including appointing, training and monitoring of senior management and directors, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation’s internal financial controls and management information systems. The Board of Directors is in the process of adopting a written mandate which is expected to be adopted during the current fiscal year which will formalize these concepts. The draft mandate has written descriptions for the Board and each committee as well as for executive management. The draft mandate encourages but does not require continuing education requirements for its directors and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents as well as staff share trading black-out periods. The governance policies when adopted will be available on the Company’s website. The policies suggest that the Company should maximize the number of independent directors generally and especially on committees of the Board and to formalize its governance practices with written charters and mandates which allow verification that they are being observed.

Composition of the Board of Directors

The policies require that the Board of Directors of a listed corporation determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the corporation. The policies’ governance recommendations provide that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and the board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for board members when they consider it advisable.

Under the policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, or is any of the Company’s current executive officers or served at the same time on that entity’s compensation committee, is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board of Directors of the Company is proposing nine (9) nominees for the office of director of whom five (5) of the nominees can be considered as “independent” directors. The “independent” nominees are Barry Coughlan, Terry Lyons, Bill Stanley, Gordon Ulrich and Michael Weedon. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Dick Whittington (CEO), Jeffrey Mason (CFO and Secretary), Ronald Thiessen (Chairman of the Board) and David Copeland (advisory and engineering services provider). As a consequence, independent directors constitute the majority of the Board.

All non independent directors of the Company, except Mr. Whittington, serve together on other Boards of Directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Inc. (“HDI”). As described in the Company’s Annual Information Form, HDI is a private company owned by nine publicly traded resource companies. HDI employs the executive management of all the nine companies (of which Farallon is one) and HDI in turn invoices the companies their share of these executive and director services as well as other services, including geological, accounting and administrative services. Other than Mr. Whittington, none of the officers of the Company devotes substantially full time efforts to the Company, given the Company is exploring and developing its mineral property interests with the focus on developing a mine on its property, which activities are carried out significantly by third party contractors. All of the Company’s executive officers, except Mr. Whittington, serve as executive officers of other publicly traded companies primarily in connection with HDI.

The Board’s process for nomination of candidates has been an informal process to date but one in which the entire board has been involved. In May 2007, the Board established a nominating and governance committee to formalize the process of ensuring high calibre directors and proper succession planning. This committee consists of Terry Lyons, Gordon Ulrich and Michael Weedon, all of whom are independent (see below). The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied of the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

The policies suggest that (i) committees of the board of directors of a listed corporation (other than the audit committee) generally be composed of a majority of independent directors (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) under the audit committee instrument, the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Board has an Audit Committee and three additional Committees, namely, a Compensation Committee, the Corporate Governance & Nominating Committee and a Safety, Health and Environment Committee.

Audit Committee

The Board has a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The text of the audit committee charter was filed on SEDAR with the Company’s Annual Information Form. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with Multilateral Instrument MI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Compensation Committee

The Board has established a Compensation Committee consisting of Bill Stanley, David Copeland and Barry Coughlan; a new charter for the Compensation Committee is in the process of being adopted. This charter when adopted will be available for viewing at the Company’s website at www.farallonresources.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, to review the performance and compensation paid to the Company’s executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Company’s non-executive staff.

Corporate Governance & Nominating Committee

The Board has established a Corporate Governance & Nominating Committee consisting of Terry Lyons, Gordon Ulrich and Michael Weedon. A new charter for the Corporate Governance & Nominating Committee is in the process of being adopted to carry out its duties. This charter when adopted will be available for viewing at the Company’s website.

The Corporate Governance Committee has been given the responsibility of developing and recommending to the Board, the Company’s approach to corporate governance. This Committee will prepare a procedures manual for all Directors to assist members of the Board in carrying out their duties. The Committee will prepare a Corporate Governance Guidelines for the Company which will be adopted by the Board and which will be available for viewing at the Company’s website. The Corporate Governance and Nominating Committee will also review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Corporate Governance & Nominating Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company. The Company will be adopting formal procedures for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function will be carried out annually by the Corporate

Governance & Nominating Committee whose evaluations and assessments are then provided to the Board of Directors in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

Safety, Health & Environment Committee

The Board has established a Safety, Health & Environment Committee consisting of Dave Copeland, Terry Lyons and Gordon Ulrich. A new charter for the Corporate Governance & Nominating Committee is in the process of being adopted to carry out its duties. This charter when adopted will be available for viewing at the Company’s website.

Board Decisions

Good governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management’s responsibilities. There is currently no specific mandate for the Board of Directors of the Company other than as described above. Any responsibility, which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs also receive the approval of the plenary Board of Directors.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Adoption of the proposed charter for the Corporate Governance & Nominating Committee will result in a formal procedure for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function will be carried out annually by the Corporate Governance & Nominating Committee whose evaluations and assessments are then provided to the Corporate Governance & Nominating Committee in connection with its recommendations of persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Mr. Whittington, President and Chief Executive Officer, Mr. Mason, Chief Financial Officer, and Mr. Thiessen are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation Awards		Payouts	All Other Compensation (C$)
		Salary (C$)	Bonus (C$)	Other Annual Compensation (C$)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (C$)	LTIP Payouts (C$)
Dick Whittington President, Chief Executive Officer and Director	2007 2006 2005	295,781 288,750 288,750	50,000 Nil Nil	Nil Nil Nil	450,000 700,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald W. Thiessen Chairman and Director	2007 2006 2005	157,338 223,981 197,911	Nil Nil Nil	Nil Nil Nil	300,000 560,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary, Chief Financial Officer and Director	2007 2006 2005	85,533 130,429 125,994	Nil Nil Nil	Nil Nil Nil	300,000 560,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plan Awards

The Company does not presently have a long-term incentive plan or any pension plans for its executive officers or employees nor is any such plan contemplated.

Options

The share options granted to the Named Executive Officers during the financial year ended June 30, 2007 were as follows:

Option/SAR Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dick Whittington	450,000	10.1%	C$0.63	C$0.65	Mar 31, 2012
Ronald Thiessen	300,000	6.8%	C$0.63	C$0.65	Mar 31, 2012
Jeffrey Mason	300,000	6.8%	C$0.63	C$0.65	Mar 31, 2012

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial
Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#)	Value of Unexercised in-the- Money Options/SARs at FY-End ($)
Dick Whittington	Nil	Nil	Nil / 450,000	C$63,000
Ronald Thiessen[1]	Nil	Nil	Nil / 300,000	C$42,000
Jeffrey Mason[1]	Nil	Nil	Nil / 300,000	C$42,000

Note 1.      On September 27, 2007, Messrs. Mason and Thiessen each exercised options to purchase 310,000 shares at an exercise price of C$0.58 per share for an aggregate value realized of C$179,800.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended June 30, 2007.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefits or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer other than Mr. Whittington, who has an employment agreement with Hunter Dickinson Inc. and who is seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation Committee Disclosure -

The Company has a Compensation Committee of which the current members are Bill Stanley (Chair), Dave Copeland and Barry Coughlan.

Accordingly, the majority of this Committee consists of independent directors (have no direct or indirect material relationship with the Company). The function of this committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this Committee has been empowered to evaluate the performance of the President of the Company and to recommend to the Board the compensation level of the President; to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s administration of these plans; to review management’s strategy for succession planning and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers. The Committee is in the process of adopting a new charter which when adopted will be available on the Company’s website at www.farallonresources.com.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board also determines the compensation of the Chief Financial Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Messrs. Thiessen and Mason do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Mr. Whittington works on the Company's activities on a substantially full-time basis.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of options granted are determined by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are based on market survey data provided to the Board by independent consultants.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the interests of the Chief Executive Officer with the interests of shareholders.

Performance Graph

Compensation of Directors

Independent directors are paid C$25,000 per year plus an additional fee of $5,000 for the Audit Committee Chairman and $3,000 for other Committee Chairmen. Executive officers do not receive additional compensation for serving as directors.

The following directors received options under the Plan in their capacity as a director during the financial year ended June 30, 2007:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David Copeland	300,000	C$0.63	C$0.63	March 31, 2012
Barry Coughlan	300,000	C$0.63	C$0.63	March 31, 2012
Terry Lyons	300,000	C$0.63	C$0.63	March 31, 2012
Jeffrey Mason	300,000	C$0.63	C$0.63	March 31, 2012
Bill Stanley	300,000	C$0.63	C$0.63	March 31, 2012
Ronald Thiessen	300,000	C$0.63	C$0.63	March 31, 2012
Gordon Ulrich	300,000	C$0.63	C$0.63	March 31, 2012
Michael Weedon	300,000	C$0.63	C$0.63	March 31, 2012
Dick Whittington	450,000	C$0.63	C$0.63	March 31, 2012

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “2006 Plan”) which was previously approved by shareholders on December 14, 2006. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2006 Plan is administered by the directors of the Company. The 2006 Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

Material Terms of the 2006 Plan

The following is a summary of the material terms of the 2006 Plan:

(a)

persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Plan;

(b)	all options granted under the 2006 Plan are non-assignable, non-transferable, exercisable for a period of up to 10 years and will vest at the discretion of the board of directors;

(c)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(d)

if an Optionee ceases to be employed by the Company, other than as a result of termination with cause in which case the option terminates immediately or ceases to act as a director or officer of the Company or a subsidiary of the Company, any vested option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed or act as an officer or director;

(e)

the exercise price of the option is established by the board of directors at the time of the option is granted, provided that the minimum exercise price shall not be less than the volume weighted average trading price of the Shares on the TSX for the five trading dates before the date of the grant;

(f)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period.

The following table sets out equity compensation plan information as at the end of the financial year ended June 30, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Share Plan)	10,218,500	C$0.73	18,253,866
Equity compensation plans not approved by securityholders	-	-	-
Total	10,218,500	C$0.73	18,253,866

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended June 30, 2007, or has any interest in any material transaction in the current year other than as follows: In November 2006, the Company completed a private placement of 18,750,000 units at a Cdn$0.40 per unit. Each unit consisted of one common share and one 24 month warrant to purchase an additional common share exercisable at a price of Cdn$0.60 until November 17, 2008. David Copeland, Jeffrey Mason, Ronald Thiessen participated in this placement to the extent of 125,000 units each, Barry Coughlan to the extent of 100,000 units and Dick Whittington to the extent of 250,000 units.

MANAGEMENT CONTRACTS

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis. These services are provided to the Company by HDI pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include directors of the Company. HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

During the year ended June 30, 2007, such services rendered and expenses reimbursed amounted to $4,833, 727. The executive compensation disclosed herein is included in this amount and the compensation was paid by HDI to the named executives.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Amendments to Share Option Plan

The Toronto Stock Exchange (“TSX”) recommends that each company listed on the exchange, and proposing to grant options, have a stock option plan. In order to comply with the policies of the TSX, and to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary to act in the best interests of the Company, the shareholders of the Company approved the continuation of its Share Option Plan (the “Option Plan”) at the Company’s annual general meeting in 2006. Under the policies of the TSX, the continuation of the Option Plan requires shareholder approval at every third annual meeting of the Company by ordinary resolution.

Under the Option Plan, a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less Common Shares reserved for issuance outstanding in the Option Plan, are reserved for options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). This type of Option Plan is called a “rolling” plan. During the Company's financial year ended June 30, 2007, and to the date of the mailing of this Information Circular, options to purchase an aggregate of 9,245,500 Common Shares have been granted by the Company, representing approximately 3.2% of Common Shares outstanding. The Option Plan is subject to restrictions that provide that insiders may not be, as a group, issued in excess of 10% of the issued Common Shares within any 12 month period. The number of common shares issuable to insiders as a group under the option plan, when combined with common shares issuable to insiders under all of the Company’s other security based compensation plan, may not exceed 10% of the Company’s issued common shares and no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further shareholders’ approval. Options under the Option Plan must be granted at the five day volume weighted average trading price (“VWAP”) of the Common Shares which is calculated by dividing the total value of the securities traded for the relevant period of the total volume. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation. Options are subject to vesting provisions, generally over a multi-year period as determined by the Board.

The Company is of the view that the Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and must reflect in competitive compensation relative to other companies in the industry. The directors of the Company have approved amendments to the Option Plan to be effective November 8, 2007, subject to shareholder approval. The amendments are subject to TSX acceptance. The amendments are both of a substantive and administrative nature as further described below.

The Board has determined that, in order to reasonably protect the rights of the participants under the Option Plan, certain amendments should be made to the Option Plan. In addition, as a matter of administration of the Option Plan, the Board has determined that it is necessary to clarify when amendments to the Option Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the Option Plan be amended to provide that:

(a)

All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender to such bid;

(b)

If an option which has been previously granted is set to expire during a period in which trading in securities of the Company any Option Plan participant is restricted by a black-out, or within 9 business days of the expiry of the option will be extended to 10 business days after the trading restrictions are lifted;

(c)	The Option Plan and outstanding options may be amended by the Board without further shareholders’ approval, in the following circumstances:

	(i)	it may make amendments which are of a typographical, grammatical or clerical nature only;

	(ii)	it may change the vesting provisions of an outstanding option;

	(iii)	it may change the termination provisions of an outstanding option granted which does not entail an extension beyond the original expiry date of such option

(iv)

it may add a cashless exercise feature whereby the Option can be deemed to be exercised without an actual cash payment, to the extent the relevant cashless portion is in-the-money. The in-the-money portion may be paid in cash or Common Shares upon its cashless exercise however, provided that the total number of Options used in the calculation of the in-the-money amount will be deemed exercised and therefore deducted from the number of Common Shares reserved under the Option Plan;

	(v)	it may make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; it may make such amendments as reduce, and do not increase, the benefits of this Option Plan to service providers; and

(d)

The Company may issue up to 500,000 shares to mine-site personnel at market price for consideration which is services or compensation in lieu of cash. That is the company will not receive cash for these shares and they will effectively be issued as a bonus. These bonus shares shall be deducted from the 10% of the outstanding shares that may be reserved for issuance as options under the share option plan.

The Option Plan has also been updated to reflect current TSX guidelines. A copy of the Option Plan will be available for inspection at the Meeting.

In accordance with the policies of the TSX, the amendments to the Option Plan must be approved by a majority of the votes cast at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

(a) the Option Plan be amended to include vesting of options on a take over bid, extension of the expiry of options during the black out periods, and the amendment procedures, all as more particularly described in the Information Circular of the Company dated as of October 2, 2007.

(b) The Company be authorized to abandon all or any part of the amendments to the Option Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

(c) any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

The Board recommends that shareholders vote in favour of the amendments to the Option Plan.

B.	Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the “Rights Plan”) effective October 3, 2007 (the “Effective Date”). The objective of the Board in adopting the Rights Plan is to ensure the fair treatment of Shareholders in connection with any take-over bid for the Common Shares of the Company. The Rights Plan was not adopted in response to any proposal to acquire control of the Company.

The specific terms of the Rights Plan will be reflected in an agreement to be finalized between the Company and Computershare Investor Services Inc., as Rights Agent, and expected to be dated effective as of the Effective Date. The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan will be filed prior to the Meeting in a Material Change Report expected to be filed in October 2007, and which will be available for download at www.sedar.com. As well, a copy of the Rights Plan will be available for inspection at the Meeting.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company will issue one right (a “Right”) in respect of each Common Share outstanding at October 3, 2007 (the “Record Time”). The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $7 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take- over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Company’s annual meeting of Shareholders to be held in 2010 unless at such meeting the duration of the Rights Plan is extended; and

(c)	180 days after the date of the Rights Plan if the Rights Plan is not ratified by Shareholders in accordance with the requirements of the TSX.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

In accordance with the policies of the TSX, the Rights Plan must be approved by a majority of the votes cast at the Meeting within 180 days of the adoption by the Board’s of the Rights Plan.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

(a) the Rights Plan as described in the Information Circular of the Company dated as at October 2, 2007 be hereby ratified and approved.

(b) The Company be authorized to abandon the Rights Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

(c) any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

The Board of recommends that Shareholders vote in favour of the ratification and approval of the Rights Plan.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended June 30, 2007 and in the related management discussion and analysis and filed on SEDAR at www.sedar.com. The Annual Report containing the consolidated audited financial statements, the report of the auditor and management’s discussion and analysis are being mailed to shareholders with the Notice of Meeting and this Information Circular and will be placed before the Meeting.

Additional information relating to the Company is filed on SEDAR at www.sedar.com and upon request from the Company’s Investor Relations department at 800 West Pender Street, Suite 1020, Vancouver, British Columbia, V6C 2V6, telephone number: (604) 684-6365, Toll free: 1-800-667-2114 or fax number (604) 684-8092. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, October 9, 2007.

BY ORDER OF THE BOARD

J. Richard H. Whittington
President and Chief Executive Officer